Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE THIRD EXTRAORDINARY

GENERAL MEETING FOR 2022

NOTICE IS HEREBY GIVEN THAT the third extraordinary general meeting for 2022 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Tuesday, 20 December 2022 at 2:00 p.m. for the following purpose:

Items to be considered at the EGM:

To consider and, if deemed fit, pass the following resolutions as ordinary resolutions:

1. To consider and approve the New Mutual Product Supply and Sale Services Framework Agreement (2023-2025) and the continuing connected transactions contemplated thereunder (the “Continuing Connected Transactions” hereinafter), and the annual caps on the Continuing Connected Transactions for each of the three years ending 31 December 2023, 31 December 2024 and 31 December 2025. To approve and confirm generally and unconditionally that all Directors are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the New Mutual Product Supply and Sales Services Framework Agreement (2023-2025), and to make changes thereto which may in his or her opinion be necessary or desirable.

2. To consider and approve the New Comprehensive Services Framework Agreement (2023-2025), the Continuing Connected Transactions contemplated thereunder and the annual caps on the Continuing Connected Transactions for each of the three years ending 31 December 2023, 31 December 2024 and 31 December 2025. To approve and confirm generally and unconditionally that all Directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the New Comprehensive Services Framework Agreement (2023-2025), and to make changes thereto which may in his or her opinion be necessary or desirable.

3. To consider and approve the construction of thermal power unit cleaning efficiency improvement project (the “Investment Project”). The Company held the 24th meeting of the tenth session of the Board on 10 November 2022 to review and approve the Investment Project. The estimated amount of the Investment Project is about RMB3.388 billion. The Investment Project does not constitute a related party transaction or major asset restructuring. For details of the Investment Project, please refer to the announcement of the Company dated 10 November 2022.

Details of the resolutions proposed at the EGM are published in the circular of the Company to be dispatched to the H Shareholders and the announcement dated 10 November 2022 and are also available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 30 November 2022

As at the date of this notice, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun, and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

Notes:

I.	Attendees of the EGM

1.	Eligibility for attending the EGM

Holders of A shares of the Company whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Thursday, 15 December 2022 are eligible to attend the EGM. Unregistered holders of H shares of the Company who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 14 December 2022.

2.	Proxy

a.	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM (i.e., not later than 2:00 p.m. on Monday, 19 December 2022 (HKT)) or any adjournment thereof (as the case may be). Holders of A shares of the Company shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal code: 200540). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen ’ s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the EGM and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

II.	Registration procedures for attending the EGM

1.

A Shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarised certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

In order to cooperate with the prevention and control requirements of COVID-19, the Company recommends that H Shareholders and their authorised persons first appoint the chairman of the EGM as proxy to attend and vote at the EGM. Shareholders or his/her/its proxy who need to attend the on-site meeting shall take effective protective measures and comply with the requirements of the venue to accept body temperature detection and other related prevention work.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from Thursday, 15 December 2022 to Tuesday, 20 December 2022 (both days inclusive), during which period no transfer of shares will’ be effected, in order to confirm its Shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H ’shares share registrar, Hong Kong Registrars Limited, at Shops1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 14 December 2022.

4.

In accordance with the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petroleum & Chemical Corporation and its associates who have interests in the Continuing Connected Transactions shall abstain from voting on the resolution (1) and (2) at the EGM.

5.	The Secretariat for the EGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86)21 5794 3143

Fax: (86)21 5794 0050

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